ENTOURAGE MINING LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

For The Three Month Period Ended March 31, 2014

(Stated in Canadian Dollars)

This Management Discussion and Analysis of Entourage Mining Ltd. (the "Company") provides analysis of the Company's financial results for the three month period ended March 31, 2014.  The following information should be read in conjunction with the accompanying interim financial statements and related notes.

1.1	Date of Report

The following Management Discussion and Analysis ("MD&A") for Entourage Mining Ltd. ("Entourage" or the "Company") is prepared as of June __, 2014 and should be read in conjunction with the interim financial statements for the period ended March 31, 2014 and related notes and the audited financial statements and related notes for the year ended December 31, 2013.  Except as noted, all dollar amounts contained in this management discussion and analysis and in the interim financial statements are in Canadian dollars.

Forward-Looking Statements

This MD&A contains certain information that may be deemed "forward-looking information". All information in this MD&A, other than information of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking information. Forward looking information is information that is not historical fact and is generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking information, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. The Company believes the expectations expressed in such forward-looking information are based on reasonable assumptions, limited to a period for which the information can be reasonably estimated and pursuant to the accounting policies.  Such information is not a guarantee of future performance and actual results may differ materially from those in the forward-looking information.  Forward-looking information is based upon current metal prices, availability of financing and general market conditions.  Factors that could cause the actual results to differ materially from those in forward-looking information include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such information is not a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking information.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the interim financial statements, is the responsibility of management.  In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities.  Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.2            Nature of Business and Overall Performance

Entourage Mining Ltd. was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995.  On June 25, 1996, we changed our name to Entourage Mining Ltd.  On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

The Company's shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-The-Counter Bulletin Board in the United States.  The Company is a reporting issuer in both the United States and in British Columbia.
We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations in 1996 and acquired:

•
An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec, the Company has allowed certain claims to lapse and at December 31, 2012 held a total of 18 claims.  During the year ended December 31, 2013, a further 15 claims lapsed to leave 3 claims totaling approximately 165 hectares in good standing.

We also intend to seek and acquire additional properties worthy of exploration and development.   The Company is reviewing and evaluating several new projects unrelated to the mining industry it had previously focused on.  The Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reverse split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; during the year ended December 31, 2010, shareholders of the Company approved the change of its authorized share capital to unlimited.  The Company trades on the Over-The-Counter Bulletin Board under the symbol ENMGF.

On January 24, 2014, at the Company's special and annual general meeting the following resolutions were approved by shareholders by ordinary resolution were:

1.	Authorizing an unlimited number of Class A Preferred shares without par value and to approve special rights and restrictions for the existing Common shares and the new Preferred shares;

2.	The Notice of Articles of the Company to be amended to reflect the amendment to the authorized share structure approved above;

It was also resolved by Special Resolution that the company will apply to the British Columbia Registrar of Companies pursuant to section 308 of the Business Corporations Act for authorization to continue out of British Columbia and into the jurisdiction of the State of Nevada in accordance with this section. This resolution was approved.

The second special resolution that was approved was to change the authorized share Structure post conversion to an unlimited number of Class A Preferred Shares with par value to 500,000,000 Common Shares with a par value of $.001 and 500,000,000 Preferred shares with a par value of $.001.
Highlights:

During the three month period ended March 31, 2014, the Company:

-	received $15,224 from a related party for working capital purposes.

At the Company's special and annual general meeting held January 24, 2014, the following resolutions were approved by shareholders by ordinary resolution:

1.	Authorizing an unlimited number of Class A Preferred shares without par value and to approve special rights and restrictions for the existing Common shares and the new Preferred shares;

2.	The Notice of Articles of the Company to be amended to reflect the amendment to the authorized share structure approved above.

It was also resolved by Special Resolution that the company will apply to the British Columbia Registrar of Companies pursuant to section 308 of the Business Corporations Act for authorization to continue out of British Columbia and into the jurisdiction of the State of Nevada in accordance with this section. This resolution was approved.
We also announced that it intends to seek and acquire other business enterprises worthy of development.  The Company is reviewing and evaluating several new projects unrelated to the mining industry it had previously focused on.  The Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

Subsequent to March 31, 2014, the Company received $10,675 from a related party for working capital purposes.

The interim financial statements have been prepared assuming the Company will continue on a going-concern basis.  The ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations to continue.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, and other business and financial transactions which would assure continuation of the Company's operations and exploration programs.  The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the interim financial statements.

Mineral Projects

The Doran Uranium Prospect (Quebec)
Doran Uranium Property Description
The Doran Uranium property consisted of 47-contiguous mineral claims (polygons) covering approximately 2,473 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. During the year ended December 31, 2012, the Company allowed certain claims to lapse and at year end held a total of 18 claims.  During the year ended December 31, 2013, a further 15 claims lapsed to leave 3 claims totaling approximately 165 hectares in good standing.
The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometres west of Aguanish, approximately 109 kilometres east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometres to the north.  Locally this area is known as "Moyenne Cote Nord" or middle coast north of the St. Lawrence Seaway.
The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.
The topography of the property for the most part is rolling hills having a maximum relief of 100 metres with elevation ranging from sea level to 100 metres. All mineralized areas of interest are located comfortably above sea and river levels.
The climate of the property area is characterized by long winters, generally extending from late October until mid-April.
Doran Uranium Property Agreements
By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec (the "Doran Property") in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. ("Abbastar") – see below); and
d.
$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

All the above terms have been met and the Company earned 100% interest of the property.

The property interest is subject to a 2.5% Net Smelter Return (NSR).  The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

On February 13, 2007, the Company entered into an option agreement (the "Option") with Abbastar Holdings Inc. ("Abbastar"), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property).  The TSX Venture Exchange approved this transaction on May 30, 2007.  The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13,  2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of March 31, 2014, Abbastar had earned a 35% interest in the Doran property, but has allowed the balance of their option to expire.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec.  It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world's oil producing regions continue.  In 2010, the annual sales volume of U3O8 reached 42.8 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

On March 28th, 2012, Québec Environment minister Yves-François Blanchet announced that the Bureau d'audiences publiques sur l'environnement (BAPE) will hold public hearings on the uranium sector in Québec. These hearings are scheduled for the Fall of 2013 and will focus on the environmental and social impacts of exploration and mining of uranium in Québec. The Minister also indicated that no authorization certificates for uranium exploration or mining projects in Québec will be issued until the BAPE's independent study is completed and its report is issued.  On Mar. 3, 2014, Québec Environment Minister Yves-François Blanchet announced he granted a mandate to the Bureau d'audiences publiques sur l'environnement (BAPE) to conduct province-wide public hearings regarding the exploration and mining of uranium in Québec.  The inquiry commission's mandate will begin on May 20, 2014, and is for a term of no more than one year. The BAPE's report must be delivered to the Minister by May 20, 2015, and the Minister will then have 60 days to make it public.

Claim Status

All the option terms for the Doran Property have been met and the Company has earned 100% interest in the property subject to Abbastar's interest.  During the year ended December 31, 2012, the Company allowed certain claims to lapse and at year end held a total of 18 claims.  During the year ended December 31, 2013, a further 15 claims lapsed to leave 3 claims totaling 165 hectares in good standing.

Doran Uranium Project Exploration Activities
Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3O8).
We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned.  In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website.  We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006.  As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province's mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.   In April 2007, an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.
To date, the Doran Showing, located at the south of Doran (drilled in 2006 and the fall of 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.
In total, over 6,000 metres have been drilled on the Doran property by our company and Abbastar and we are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.
The completion of the fall 2008 exploration program earned Abbastar an additional 15% interest in the property and has now earned a 35% interest in the Doran property but has allowed the balance of their option to expire.
For further information on the Doran Property, please refer to the 43-101 Technical Report dated October 10, 2010 located on our website at www.entouragemining.com.

Future Exploration and Development

The Company has deferred exploration activities on the Doran Property until the moratorium for uranium exploration or mining projects in Québec is removed.

1.3            Selected Annual Information

Fiscal year ended	2013 ($)	2012 ($)	2011 ($)
Income/(Loss) before income taxes	28,169	(51,039)	(189,503)
Net Income/(Loss)	28,169	(51,039)	(189,503)
Basic and diluted earning (loss) per share	0.00	(0.00)	(0.02)
Total assets	18,244	5,815	3,910
Long term financial liabilities	Nil	Nil	Nil
Cash dividends declared	N/A	N/A	N/A

1.4            Results of Operations for the Three Month Period Ended March 31, 2014

During the three month period ended March 31, 2014, the Company reported a net loss of $26,257 or $0.00 per share, as compared to a net loss of $27,326 or $0.00 per share for the three month period ended March 31, 2013.  Expenses decreased marginally from $27,326 in the first quarter of 2013 to $26,257 in the current period, a decrease of $1,069.  This decrease was mainly attributable to:

-
consulting fees of $4,000 were incurred during the three month period ended March 31, 2014 compared to no consulting fees incurred during the three month period ended March 31, 2013.  The increase in consulting fees was due to the use of consultants to assist with the administration of the Company's affairs during the period.

-
management fees of $15,000 was recorded during the first quarter of 2013 compared to $7,500 was recorded during the first quarter of 2014.  This decrease of $7,500 was due to a reduction in fees invoiced by new management.

-
professional fees increased from $4,931 during the first quarter of 2013 compared to $8,123 during the first quarter of 2014.  This increase of $3,192 was due to the preparation and completion of the Company's Annual and Extraordinary Annual General Meeting held January 24, 2014.

Overall, the Company's operating expenses decreased marginally as compared to the prior period.  There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements.

1.5            Summary of Quarterly Results

In Canadian dollars
	2014	2013	2013	2013	2013	2012	2012	2012
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net sales	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before other items	$26,257	$66,247	$19,966	$26,117	$27,326	$43,211	$21,829	$26,388
Net (Income)/Loss	$26,257	$(102,170)	$20,558	$26,117	$27,326	$23,211	$21,829	$26,388
Net (Income)/Loss per share	$0.00	$(0. 01)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

The Company's financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6            Liquidity
As of the date of this report, we have yet to generate any revenues from our business operations.
As at March 31, 2014, the Company had $5,288 in cash compared to $12,948 on December 31, 2013. On March 31, 2014, the Company had a working capital deficiency of $196,157 compared to a working capital deficiency of $169,900 on December 31, 2013.

During the three month ended March 31, 2014, the Company entered in to a loan agreement with a related party for $15,224 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

The Company anticipates it will require additional capital in the future to finance ongoing exploration of its properties and general and administrative expenses, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placement financings.  The Company may also seek short-term loans from directors of the Company.  There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

1.7	Capital Resources

Our auditors have issued a going concern opinion on our audited financial statements for the year ended December 31, 2013.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin extracting, processing and selling minerals.  Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties.  That cash must be raised from other sources.  Our only other source for cash at this time is investments by others in Entourage Mining Ltd.  We must raise cash to implement our projects and stay in business.  Even if we raise money, we do not know how long the money will last.  The Company requires financial resources to fund its ongoing costs of operations.

Entourage has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities.  The Company has also received additional funds pursuant to property option receipts.  There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placements.  The Company may also seek short-term loans from directors of the Company.

1.8	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9	Transactions with Related Parties

a)
As at March 31, 2014, $11,079 (December 31, 2013 - $1,179) was owing to a director, former director and a company controlled by a former director of the Company.   The amounts are unsecured, non-interest bearing and due on demand.

b)
As at March 31, 2014, $145,166 (December 31, 2013 - $129,772) was owing to a company controlled by a director of the Company.   The loan is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.  As at March 31, 2014, accrued interest of $347 (December 31, 2013 - $177) was included in loans payable.

c)
During the period ended March 31, 2014, the Company incurred $7,500 (March 31, 2013 - $15,000) in management fees which was accrued to a director.  Effective April 1, 2012 until December 31, 2013, former directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt.  In accordance with U.S. GAAP, the Company recorded $nil (March 31, 2013 - $15,000) in management fees as an increase to additional paid-in capital.

d)	During the period ended March 31, 2014, the Company incurred $2,400 in rent expense (March 31, 2013 - $nil) which was accrued to a director.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

1.10	First Quarter

First quarter results do not differ significantly from other quarters other than the fourth quarter of 2013 where a gain on debt settlement was recorded in the amount of $168,417.

1.11            Proposed Transactions

Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

1.12	Critical Accounting Estimates

This section is not applicable, as the Company has no material accounting estimates.  Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13	Changes in Accounting Policies including Initial Adoption

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

Mineral Claim Payments and Exploration Expenditures

The Company is engaged in the acquisition and exploration of mineral properties. Mineral property exploration costs are expensed as incurred. Acquisition costs are initially capitalized when incurred.  The Company assesses the carrying cost for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such properties are capitalized. Carrying value will be amortized using the units-of-production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any non-recoverable amount will be charged to operations.

Income Taxes:

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis together with information on operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be reversed or settled.  Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date.  Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance.  A valuation allowance is applied when, in management's view, it is more likely than not that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, penalties or interest, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities.  Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable.  As of March 31, 2014, the Company does not believe it has any uncertain tax positions that would result in the Company incurring a liability to a taxing authorities.

Stock Based Compensation:

The Company has a stock-based compensation plan which is described more fully in Note 4. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments, are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1)  The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
(2)  The date at which the counter party's performance is complete.

Basic and Diluted Loss Per Share:

Basic net loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the reporting period.  Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

Common stock equivalents from stock options and warrants were excluded from the calculation of net loss per share for March 31, 2014, December 31, 2013, 2012 and 2011 as their effect is anti-dilutive.

Exploration Stage Company:

The Company has not produced any revenues from its principal business or commenced significant commercial operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915.  In the exploration stage, management devotes most of its activities to conducting exploratory programs and developing business plans.

1.14            Financial Instruments and Risk Management

The Company's financial instruments consist of cash, other receivable, accounts payable, loan payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Foreign Exchange Risk
The Company is subject to foreign exchange risk for purchases denominated in foreign currencies.  The Company operates primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollar.  Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Credit risk
The risk in cash accounts is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.  As at March 31, 2014, the Company does not have significant concentrations of credit exposure.

Interest rate risk
The Company has no significant exposure to interest rate fluctuation risk.

1.15            Other MD & A Requirements

Disclosure of Outstanding Share Capital

	Number of Shares	Amount	Additional Paid In Capital

Authorized
Unlimited common shares, without par value

Issued
Balance, December 31, 2012	13,742,223	$13,490,513	$3,308,866
Recognition of management fees waived	-	-	42,500

Balance, December 31, 2013, March 31, 2014 and June __, 2014	13,742,223	$13,490,513	$3,351,366

During the year ended December 31, 2013, the Company recorded $42,500 for management fees waived as an increase to contributed surplus.

Warrants

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life
Balance, December 31, 2012, 2013 and March 31, 2014	1,537,060	$0.15	0.03
Subsequent to year end, the outstanding warrants expired unexercised.  No further activity has occurred to the date of this MD&A.

Stock Options

There has been no activity in number of options outstanding during the period ended March 31, 2014, the years ended December 31, 2013 and 2012 or to the date of this MD&A.

The current directors and officers of the Company are:

Ms. Danielle Beauchamp, President, CEO and Director
Mr. Fouad Mallouk, Director
Mr. James A. Turner, Director
Mr. Fred Schiemann, CPA, Chief Financial Officer

Entourage Mining Ltd.

"Danielle Beauchamp"

Danielle Beauchamp
President and Director
June 12, 2014